FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date: 25th January, 2005

___________________________________ Chairman — Chief Executive Officer

ANNOUNCEMENT

     National Bank of Greece announces that from 22 July 2004 to 15 October 2004 it bought back 903,400 own shares (0.27%) at an average price of €18.52 per share, and from 21 October 2004 to 20 January 2005 it bought back 625,760 own shares (0.19%) at an average price of €23.27 per share.

     The said buy-backs, by virtue of BoD resolutions of 2 July 2004 and 28 September 2004, respectively, form part of the Bank’s buy-back programme of own shares up to the maximum limit of 5% of the Bank’s total shares (including those each time owned by the Bank itself). The programme was launched for implementation by 30 April 2005 pursuant to Companies’ Act 2190/1920, article 16, par. 5 and approval by the Bank’s Ordinary General Meeting of Shareholders of 18 May 2004.

     Following the buy backs, National Bank of Greece owns 1,529,160 own shares corresponding to 0.46% of its total share capital today.

Athens, 21 January 2005

NATIONAL BANK OF GREECE

Press Release

Athens, January 25th 2005

Announcement Date for 2004 Annual Results

     The National Bank of Greece will announce 2004 annual results for the Bank and the Group on Thursday 24 February 2005, at 16:15 Athens local time.